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[ISWI Logo]
Interactive Systems Worldwide Inc.

                                                           January 26, 2005

               Securities and Exchange Commission
               450 Fifth Street, N.W.
               Washington, D.C. 20549
               Attention: Mark Shuman

                      Re: Interactive Systems Worldwide Inc.
                          File No: 333-121772
                          Registration Statement on Form S-3

               Dear Mr. Shuman:

                       Interactive Systems Worldwide Inc. (the "Company") hereby
               respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 9:00 a.m., New York City time, on Thursday, January 27, 2005, or as soon thereafter as possible.

                       The Company hereby acknowledges the following:

                           o Should the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                           o The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                           o The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Very truly yours,

                                             Interactive Systems Worldwide Inc.

                                             By: /s/ Bernard Albanese
                                                --------------------------------
                                                    Bernard Albanese,
                                                    President



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